UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8 )*

Pure Cycle Corporation

(Name of Issuer)

Common stock, par value 1/3 of $0.01 per share

(Title of Class of Securities)

746228303

(CUSIP Number)

PAR Capital Management, Inc.

Attention: Steven M. Smith

200 Clarendon Street, 48th Floor

Boston, MA 02116

(617) 526-8990

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 746228303

1.	Names of Reporting Persons. PAR Investment Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 2,532,970
		8.	Shared Voting Power None
		9.	Sole Dispositive Power 2,532,970
		10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,532,970
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.6%*
14.	Type of Reporting Person (See Instructions)
PN

*

The percentage of shares beneficially owned as set forth in row 13 is based on, the 23,826,598 shares of common stock of Pure Cycle Corporation (the “Issuer”) outstanding as of November 8, 2019, as disclosed in the Issuer’s Annual Report on Form 10-K, for the period ended August 31, 2019, filed on November 12, 2019.

CUSIP No. 746228303

1.	Names of Reporting Persons. PAR Group II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 2,532,970
		8.	Shared Voting Power None
		9.	Sole Dispositive Power 2,532,970
		10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,532,970
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.6%*
14.	Type of Reporting Person (See Instructions)
PN

*

The percentage of shares beneficially owned as set forth in row 13 is based on, the 23,826,598 shares of common stock of the Issuer outstanding as of November 8, 2019, as disclosed in the Issuer’s Annual Report on Form 10-K, for the period ended August 31, 2019, filed on November 12, 2019.

CUSIP No. 746228303

1.	Names of Reporting Persons. PAR Capital Management, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 2,532,970
		8.	Shared Voting Power None
		9.	Sole Dispositive Power 2,532,970
		10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,532,970
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.6%*
14.	Type of Reporting Person (See Instructions)
CO

*

The percentage of shares beneficially owned as set forth in row 13 is based on, the 23,826,598 shares of common stock of the Issuer outstanding as of November 8, 2019, as disclosed in the Issuer’s Annual Report on Form 10-K, for the period ended August 31, 2019, filed on November 12, 2019.

This Amendment No. 8 to the Schedule 13D (“Amendment No. 8”) is being filed with respect to shares of Common Stock, par value 1/3rd of $0.01 per share (the “Common Stock”), of Pure Cycle Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1490 Lafayette Street, Denver, CO 80218. This Amendment No. 8 amends and supplements the Schedule 13D previously filed with the Securities and Exchange Commission on September 4, 2007 (the “Initial Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D previously filed with the Securities and Exchange Commission on September 10, 2007 (“Amendment No. 1”), Amendment No. 2 to the Schedule 13D previously filed with the Securities and Exchange Commission on February 12, 2010 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D previously filed with the Securities and Exchange Commission on October 8, 2010 (“Amendment No. 3”), Amendment No. 4 to the Schedule 13D previously filed with the Securities and Exchange Commission on January 19, 2011 (“Amendment No. 4”), Amendment No. 5 to the Schedule 13D previously filed with the Securities and Exchange Commission on April 17, 2014 (“Amendment No. 5”), Amendment No. 6 to the Schedule 13D previously filed with the Securities and Exchange Commission on March 23, 2015 (“Amendment No. 6”), Amendment No. 7 to the Schedule 13D previously filed with the Securities and Exchange Commission on October 9, 2019 (“Amendment No. 7”, together with Initial Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, and Amendment No. 8, the “Schedule 13D”). The purpose of this Amendment No. 8 is to disclose the entry into certain stock purchase agreement between PAR Investment Partners, L.P. and Schloss Bros., L.P., dated November 18, 2019, and consummation of the transaction thereunder. Unless otherwise noted, capitalized terms used herein without definitions shall have the meanings assigned to them in the Schedule 13D. Except as specifically set forth in this Amendment No. 8, the Schedule 13D remains unmodified.

Item 2. Identity and Background.

Item 2 is hereby amended and restated as follows:

(a), (b) and (c) This statement is being filed by the following persons: PAR Investment Partners, L.P., a Delaware limited partnership (“PAR Investment Partners”), PAR Group II, L.P., a Delaware limited partnership (“PAR Group II”) and the general partner of PAR Investment Partners, and PAR Capital Management, Inc., a Delaware corporation (“PAR Capital Management”) and general partner of PAR Group II. PAR Investment Partners, PAR Group II and PAR Capital Management are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The principal business of PAR Investment Partners is that of a private investment partnership engaging in the purchase and sale of securities for its own account and its address is 200 Clarendon Street, 48th Floor, Boston, MA 02116. The sole general partner of PAR Investment Partners is PAR Group II. The principal business of PAR Group II is to act as the general partner of PAR Investment Partners and its address is 200 Clarendon Street, 48th Floor, Boston, MA 02116. The sole general partner of PAR Group II, is PAR Capital Management. The principal business of PAR Capital Management is to act as the general partner of PAR Group II and its address is 200 Clarendon Street, 48th Floor, Boston, MA 02116.

Paul A. Reeder, III is the President and sole director of PAR Capital Management. Steven M. Smith is the Chief Operating Officer and General Counsel of PAR Capital Management. The principal business address of Messrs. Reeder and Smith is 200 Clarendon Street, 48th Floor, Boston, MA 02116.

The Shares to which this Schedule 13D relates are held directly by PAR Investment Partners.

(d) and (e) During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

(f) Each natural person identified in this Item 2 is a citizen of the United States.

Item 4. Purpose of Transaction.

Item 4 is amended to add the following:

On November 18, 2019, PAR Investment Partners entered into a Stock Purchase Agreement with Schloss Bros., L.P. (“Schloss Bros”), an Indiana limited partnership (the “Schloss Bros Stock Purchase Agreement”). The Schloss Bros Stock Purchase Agreement provided that, upon the terms and subject to the conditions set forth therein, PAR Investment Partners agreed to sell 500,000 shares of Common Stock to Schloss Bros at a price per share of $10.75. This privately negotiated transaction closed on November 18, 2019.

A form of the foregoing stock purchase agreement is attached to this Statement as Exhibit 99.2 and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) and (b)

As of November 19, 2019, PAR Investment Partners may be deemed to beneficially own 2,532,970 shares of Common Stock, representing approximately 10.6% (determined in accordance with Rule 13d-3 under the Act) of the Issuer’s Common Stock.

As of November 19, 2019, PAR Group II, through its control of PAR Investment Partners as general partner, may be deemed to beneficially own 2,532,970 shares of Common Stock, representing approximately 10.6% (determined in accordance with Rule 13d-3 under the Act) of the Issuer’s Common Stock.

As of November 19, 2019, PAR Capital Management, through is control of PAR Group II as general partner, may be deemed to beneficially own 2,532,970 shares of Common Stock, representing approximately 10.6% (determined in accordance with Rule 13d-3 under the Act) of the Issuer’s Common Stock.

(c) Information with respect to all transactions in the Common Stock beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement among the Reporting Persons, dated November 19, 2019.

Exhibit 99.2	Form of Stock Purchase Agreement by and between PAR Investment Partners, L.P. and Schloss Bros., L.P., dated November 18, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PAR INVESTMENT PARTNERS, L.P.
By: PAR Group II, L.P., its general partner
Date: November 19, 2019	By: PAR Capital Management, Inc., its general partner

	By:	/s/ Steven M. Smith
Steven M. Smith
Chief Operating Officer

PAR GROUP II, L.P.
By: PAR Capital Management, Inc., its general partner

	By:	/s/ Steven M. Smith
Steven M. Smith
Chief Operating Officer

PAR CAPITAL MANAGEMENT, INC.

	By:	/s/ Steven M. Smith
Steven M. Smith
Chief Operating Officer